UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 6-K

__________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2015

Commission File Number: 333-196065

__________________________

PARNELL PHARMACEUTICALS HOLDINGS LTD

__________________________

Unit 4, Century Estate

476 Gardeners Road

Alexandria 2015 NSW

Australia

(Address of principal executive offices)

__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Unaudited Financial Statements

This Report of Foreign Private Issuer on Form 6-K by Parnell Pharmaceuticals Holdings, Ltd. (“we”, “us”, “our”, or the “Company”) contains the Company’s unaudited financial information for the six months ended June 30, 2015.

The results for the six months ended June 30, 2015 and 2014 are not necessarily indicative of results expected for a full year, any other interim period or future periods. The interim financial information should be read in conjunction with the audited consolidated financial statements and accompanying notes as of and for the period ended December 31, 2014 filed with the SEC on Form 20-F on February 27, 2015.

Forward Looking Statements

The Securities and Exchange Commission, or the SEC, encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. Except for the historical information contained in this report on Form 6-K, the statements contained in this report are “forward-looking statements” which reflect our current views with respect to future events and financial results.

Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. Forward-looking statements represent management’s present judgment regarding future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, risks and uncertainties regarding our research and development activities, our ability to conduct clinical trials of our product candidates and the results of such trials, as well as risks and uncertainties relating to litigation, government regulation, economic conditions, markets, products, competition, intellectual property, services and prices, key employees, future capital needs, dependence on third parties and other factors. For a more complete discussion of potential risks related to an investment in the Company, please also see the discussion of risks and uncertainties under “Risk Factors” contained in Item 3.D of our Annual Report filed on Form 20-F for the year ended June 30, 2014 as filed with the SEC.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this report might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this report. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this document. The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the Company’s financial statements and related notes included elsewhere in this report and in our annual report on Form 20-F, for the year ended December 31, 2014 as filed with the SEC on February 27, 2015.

Parnell Pharmaceuticals Holdings Ltd

Consolidated Balance Sheets

(Unaudited)

	June 30,	December 31,
	2015	2014
ASSETS	AUD$	AUD$
CURRENT ASSETS
Cash and cash equivalents	17,987,641	15,819,418
Trade and other receivables	5,080,171	4,825,193
Inventories	3,058,885	2,755,956
Prepayments	386,344	470,568
TOTAL CURRENT ASSETS	26,513,041	23,871,135
NONCURRENT ASSETS
Trade and other receivables	64,620	50,184
Property, plant and equipment	12,039,225	11,899,006
Intangible assets	14,368,468	12,419,614
TOTAL NONCURRENT ASSETS	26,472,313	24,368,804
TOTAL ASSETS	52,985,354	48,239,939
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	4,078,785	8,614,034
Borrowings	2,983,679	4,590,483
Provision for employee benefits	456,476	379,558
TOTAL CURRENT LIABILITIES	7,518,940	13,584,075
NONCURRENT LIABILITIES
Borrowings	13,596,904	-
Provision for employee benefits	118,719	74,364
Other	859,380	668,037
TOTAL NONCURRENT LIABILITIES	14,575,003	742,401
TOTAL LIABILITIES	22,093,943	14,326,476
NET ASSETS	30,891,411	33,913,463
EQUITY
Ordinary shares	55,343,451	55,343,451
Share-based compensation reserve	772,056	-
Reserves	(2,393,699)	(1,585,035)
Accumulated losses	(22,830,397)	(19,844,953)
TOTAL EQUITY	30,891,411	33,913,463

Parnell Pharmaceuticals Holdings Ltd

Consolidated Statements of Comprehensive Loss

(Unaudited)

	For the Six-Months Ended June 30,
	2015 AUD$	2014 AUD$
Revenue	4,927,965	4,698,606
Other income	4,742,229	1,267,735
Cost of goods sold	(3,140,067)	(3,420,111)
Selling and marketing expenses	(3,431,718)	(2,455,352)
Regulatory and R&D expenses	(564,904)	(534,211)
Administration expenses	(5,165,879)	(2,848,533)
Net foreign exchange losses on borrowings	-	(1,021,927)
Finance costs	(350,964)	(5,622,633)
Loss before income tax	(2,983,338)	(9,936,426)
Income tax expense	(2,106)	(2,980,412)
Loss for the period	(2,985,444)	(12,916,838)
Other comprehensive (loss)/profit, net of income tax
Items that will be reclassified subsequently to profit or loss
Foreign currency translation	(808,664)	161,914
Other comprehensive (loss)/profit for the period, net of tax	(808,664)	161,914
Total comprehensive loss for the period	(3,794,108)	(12,754,924)

Net loss per weighted-average share	AUD$	AUD$
Net loss attributable to common stockholders, Basic and diluted	(0.22)	(1.54)

Parnell Pharmaceuticals Holdings Ltd

Consolidated statements of changes in equity

(Unaudited)

	Ordinary Shares AUD$	Accumulated losses AUD$	Foreign Currency Translation Reserve AUD$	Shared-based Compensation Reserve AUD$	Total AUD$
Balance at 31 December 2014	55,343,451	(19,844,953)	(1,585,035)	-	33,913,463
Loss for the period	-	(2,985,444)	-	-	(2,985,444)
Other comprehensive loss for the period	-	-	(808,664)	-	(808,664)
Share-based compensation – value of employee services	-	-	-	772,056	772,056
Balance at 30 June 2015	55,343,451	(22,830,397)	(2,393,699)	772,056	30,891,411

	Ordinary Shares AUD$	Accumulated losses AUD$	Foreign Currency Translation Reserve AUD$	Shared-based Compensation Reserve AUD$	Total AUD$
Balance at 31 December 2013	3,104,415	(5,499,593)	(312,714)	-	(2,707,892)
Loss for the period	-	(12,916,838)	-	-	(12,916,838)
Other comprehensive income for the period	-	-	161,914	-	161,914
Issue of shares, net of tax benefits	52,239,036	-	-	-	52,239,036
Balance at 30 June 2014	55,343,451	(18,416,431)	(150,800)	-	(36,776,220)

Parnell Pharmaceuticals Holdings Ltd

Consolidated statements of cash flows

(Unaudited)

	For the Six-Months Ended June 30,
	2015	2014
	AUD$	AUD$
CASH FLOWS FROM OPERATING ACTIVITIES:
Receipts from customers	4,960,370	1,283,899
Receipts from government grants	661,945	-
Payments to suppliers and employees	(11,115,402)	(9,039,964)
Interest received	-	8,022
Finance costs	(272,880)	(3,086,842)
Net cash used in operating activities	(5,765,967)	(10,834,885)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(648,550)	(37,390)
Purchases of intangible assets	(5,137,237)	(1,049,809)
Receipts from tax incentives	667,274	-
Net cash used in investing activities	(5,118,513)	(1,087,199)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering	-	53,067,289
Payments of initial public offering costs	-	(5,112,252)
Redemption of 2013 Parnell Bonds	(1,455,000)	-
Redemption of 2011 Convertible Bonds	-	(4,541,049)
Proceeds from bank loans	13,593,562	28,415,549
Repayment of bank loans	-	(37,744,027)
Warrant costs paid	-	(2,273,244)
Payment of lease liabilities	(49,178)	(78,332)
Net cash provided by financing activities	12,089,384	31,733,934

Net increase in cash and cash equivalents held	1,204,904	19,811,850
Cash and cash equivalents at beginning of year	15,819,418	1,012,755
Effects of exchange rate changes on cash and cash equivalents	963,319	(20,266)
Cash and cash equivalents at end of financial year	17,987,641	20,804,339

Parnell Pharmaceuticals Holdings Ltd.

Management's Discussion and Analysis

Overview of the Business and Operations in the six month period ended June 30, 2015

During the six-month period ended June 30, 2015, the Company accomplished several key milestones, including:

•	Triple-digit sales growth across our US Production Animal portfolio:
o	Production Animal – US; ex-Parnell sales (from Parnell to Distributors) growth of 196% in the first half of calendar year 2015 as compared to the same period in 2014.

•	We announced positive top-line results from our pivotal efficacy clinical trial for our osteoarthritis product, Zydax®. A reduction of 3 or more in the Activity Impairment Score was achieved in 56% of Zydax® treated dogs against 40% for placebo (p=0.02).

•	With the completion of the recent Zydax® Clinical Trial, we expect to complete US and EU regulatory filings for Zydax® in the second half of 2015 with the potential for product approval in both markets in the third quarter of 2016. This timing assumes a two-cycle review by the FDA before US marketing authorization.

•	In Q2, 2015 we began marketing Glyde Chews in Australia and expect to begin marketing Glyde Chews in the US in September, 2015 through our newly appointed 40-person national sales team.

•	We accelerated the development of our proprietary digital technologies, mySYNCH® and FETCH (formerly iKAM). These innovative digital tools are designed to support and expand sales of our reproductive hormones and osteoarthritis products, respectively. We believe our digital technologies are a key element of our commercial success, coupling best-in-class medicines with leading technology applications to create fundamental differentiation in our customer offering.

•	We held our inaugural Investor Day in New York announcing positive results from the Zydax® pivotal efficacy trial, strategic business plans and product pipeline development.

•	We secured a non-dilutive USD $11 million term loan to further fund the establishment of a Companion Animal sales and marketing team in the US in anticipation of the launch of Glyde Chews and Zydax®.

•	In August, we appointed a new Independent Director, Peter Croden, to the Board of Directors. Mr Croden is the former President of the Worldwide Business for Pharmacia & Upjohn Animal Health, where he oversaw the fastest growing company in the industry. Mr. Croden also previously held the position of President of Upjohn Canada, before which he resided and worked in Germany for 6 years as Regional Marketing Manager for Europe.

•	We continued to expand our operations having now added 62 new personnel globally since our IPO in June 2014. Recent key senior appointments include Senior Vice-President of Finance, Vice President of Global Marketing and Vice President of Digital Technologies. To accommodate our expansion, we also exercised an option to increase our leased office space in Overland Park, Kansas.

General

The unaudited interim condensed consolidated financial information for the six month period ended June 30, 2015 has been prepared on consistent basis with the audited consolidated financial statements, included in Form 20-F filed with the Securities and Exchange Commission (“SEC”) on February 27, 2015. The Company has provided the interim condensed consolidated financial information which does not constitute the issuance of financial statements in accordance with IFRS as issued by the IASB or interim financial statements in accordance with AASB 134 (IASB 34) Interim Financial Reporting. Unless otherwise indicated, all financial information is presented in Australian Dollars (“AUD$”).

During the six months ended June 30, 2015, the Company issued Restricted Share Units (“RSUs”) and stock options to its current employees and directors under the Company's 2014 Omnibus Equity Incentive Compensation Plan (the “Plan”). As a result of the issuance of awards under the Plan, management has determined this to be a significant accounting policy and critical accounting estimate and has adopted the Share-Based Compensation accounting policy described below.

Share-Based Compensation

We measure share-based compensation expense based on the fair value of share-based awards on the date of the grant using an option pricing model. The related compensation expense of the awards is recognized net of forfeitures over the requisite service periods, which correspond to the vesting periods of the awards. To date, we have issued share options and RSUs with service-based vesting conditions, and we record compensation expense for these awards using the graded vesting method.

Determining the fair value of share-based awards at the grant date requires the exercise of judgment, and our estimates of the fair value of our share-based awards are highly complex and subjective. The fair value of our ordinary shares is based on the closing price of our ordinary shares on the Nasdaq Global Market.

We use a Black-Scholes option-pricing model to determine the fair value of share options. This determination is affected by our estimated fair value per ordinary share as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our ordinary shares, the expected term of the share option, our volatility over that expected term, expected dividend yield, risk-free interest rates and forfeiture rates. RSUs are valued at the fair value of the underlying ordinary shares as of the grant date. In addition to these assumptions, we estimate forfeitures based upon our historical experience. At each period end, we review the estimated forfeiture rate and make changes as factors affecting the forfeiture rate calculations and assumptions change.

If any assumptions used in the option-pricing model changed significantly, share-based compensation for future awards may differ materially from the awards granted previously. For the six months ended June 30, 2015, share-based compensation expense was $0.8 million. The Company had an aggregate of $2.1 million of unrecognized share-based compensation expense as of June 30, 2015, which we expect to recognize over an estimated period of 2.1 years for outstanding awards.

Results of Operations

Operating results for the six months ended June 30, 2015 compared to the six months ended June 30, 2014

Revenues

Total revenues increased by $0.2 million, or 4.9%, to $4.9 million for the six months ended June 30, 2015 compared to $4.7 million in the same period in 2014. A detailed comparison of global revenues by operating segment is below:

	($AUD in thousands, except percentages)
	6 months Ended
	June 30, 2015 (unaudited)	June 30, 2014 (unaudited)	Change $	Change %
Revenues
Companion Animal	573	849	(276)	(32.5%)
Production Animal - U.S.	2,970	1,003	1,967	196.1%
Production Animal - Rest of World	1,385	2,846	(1,461)	(51.3%)
Manufacturing Operations	-	-	-	n/a
Total Revenues	4,928	4,698	230	4.9%

Certain amounts and percentages may reflect rounding adjustments.

Companion Animal

Companion Animal product sales declined $0.3 million, or 32.5%, to $0.6 million in the six-month period ended June 30, 2015, compared to the same period in 2014. The decline in revenue was related to a decrease in Glyde sales in Australia due to a lengthy and unanticipated delay in regulatory approval of Glyde Chews in that country. As a result we were out of the market with both Glyde Chews and Glyde Powder for all of April and much of May 2015, which affected our launch of Glyde Chews in Australia in the second quarter. With approval of Glyde Chews in Australia granted in late May, 2015 and the launch of Glyde Chews and FETCH in the US planned for September, 2015, we expect sales in our Companion Animal segment to increase significantly in the second half of 2015 and to deliver 2015 full year results in line with previously given guidance.

In anticipation of launching Glyde Chews in the US, we have started the process of recruiting a US Companion Animal team in Q2 2015. In conjunction with the launch of FETCH, we anticipate that Glyde could generate strong revenues in 2016 in the US and potentially in Europe through an appointed marketing partner. Additionally, this will allow the Company to establish a Companion Animal presence in the US in preparation for the expected launch of Zydax in 2016.

Since 2012 we have operated the Australian Companion Animal business utilizing two Territory Managers and a Sales and Marketing Associate. In 2015, we deployed two additional territory managers in Victoria and Queensland, which we anticipate will increase the number of new clinics we can target to adopt FETCH (our digital technology that we provide to vet clinics to manage their osteoarthritis franchises) in addition to our osteoarthritis products. We have also recruited a Sales & Marketing Director who is responsible for our commercial operations in Australia and New Zealand. This role will further enhance our leadership presence in the Australia and New Zealand markets following the move of our corporate headquarters to the USA in 2012.

Production Animal – U.S.

Sales across our US Production Animal portfolio for the six months ended June 30, 2015 increased by approximately $2.0 million, or 196.1%, to $3.0 million, compared to the six months ended June 30, 2014. Strong growth in the first half of 2015 was primarily driven by the recent expansion of our sales team to now cover 7 territories, with the seventh territory manager being put in place in May 2015. In 2014 for the same period, we only had 4 territories and we had not commenced the marketing of mySYNCH®, our innovative digital technology that assists dairy farmers to improve the profitability of their operations. The ongoing success in commercializing our reproductive hormones in the US saw our market share in June 2015 reach its highest level since our launch in the US. Our market share in this category continues to increase month on month in line with our 2015 full year guidance.

Whilst we continue to establish our commercial presence in the US, we have noted many positive indications that our value proposition is well-received by the market, and we continue to compete effectively against much larger incumbents as seen by our continued increase in share of market.

The Company has pursued two pillars of differentiation: clinical science leadership and technology differentiation. We completed the PROCEPT trial, which was the largest clinical trial of its kind ever performed in North America, with nearly 4,000 cows completing the study across 12 clinical trial sites. The primary focus of this trial was to demonstrate that an adapted breeding program using our products (estroPLAN and GONAbreed) could yield a 10% increase in conception rates. Not only does this caliber of trial reinforce our position as a leading innovator within the reproduction market, but we also believe the new PROCEPT breeding protocol will be market expansionary as it utilizes an additional injection of estroPLAN in the protocol. Full study results of PROCEPT will be reported in the second half of 2015.

mySYNCH is also proving to be a key driver of differentiation in our value proposition to our clients. We have continued development of mySYNCH in the first half of 2015, in conjunction with our territory managers and customers, and expect roll-out to the US, Australia and New Zealand in Q3, 2015.

Production Animal – Rest of World

Sales across our Rest of World Production Animal portfolio decreased by $1.5 million in the six months ended June 30, 2015, compared to the same period in 2014. This decrease is driven primarily by year-to-year differences in the timing of orders to our marketing partners outside of Australia and New Zealand. With several orders due to be shipped in the second half of 2015, we expect the trajectory of sales in this segment to improve. Nevertheless we continue to focus on improving operational performance in the key markets for this segment; in Australia-New Zealand, where declining milk prices are causing some headwinds and in Canada where entry of a low price competitor has caused our growth to slow in the last twelve months. The launch of mySYNCH® into Australia and New Zealand in the second half of 2015 is expected to be a major contributor to improved results in this region as enhanced reproductive performance is especially important during periods of low milk prices. We are also working with our Canadian distribution partner to increase market share and with several orders already received in other regions we expect to improve this segment result in the second half of 2015.

Manufacturing

We did not generate contract manufacturing revenues during the first six months of 2015 or the comparable period of 2014. In 2015, we are focused on identifying revenue-generating opportunities that would commence in 2016, taking advantage of the capabilities we have within our FDA-inspected sterile manufacturing facility.

Adjusted EBITDAOI (a non-GAAP financial measure)

Adjusted EBITDAOI is a non-GAAP measure used by our directors and senior executives to evaluate the performance of individual segments and our overall performance by assessing the results of our underlying operations prior to considering certain income statement elements and investing activities. A description of Adjusted EBITDAOI and reconciliation to IFRS reported (Loss)/Income for the six months ended June 30, 2015 and 2014 are provided below under, “Adjusted Earnings before Interest, Tax, Depreciation, Amortization and Other Income (EBITDAOI) (a non-GAAP financial measure).”

	($AUD in thousands, except percentages)
	6 months Ended
	June 30, 2015	June 30, 2014	Change	Change
	(unaudited)	(unaudited)	$	%
Adjusted EBITDAOI	(6,787)	(3,550)	(3,237)	(91.2%)

Certain amounts and percentages may reflect rounding adjustments.

For the six months ended June 30, 2015, adjusted EBITDAOI decreased by $3.2 million compared to the same period in 2014 as a result of the following:

•	Revenues increased by $0.2 million for the period, (see “Revenues” analysis, above). Overall, we maintained a high product gross margin of 84%, which is a 3% improvement over the same period ended June 30, 2014;
•	Cost of Goods Sold – Facility remained consistent with the prior period, decreasing slightly as a result of overhead recovery due to additional manufacturing output;
•	$1.0 million increase in Selling and Marketing expenses (see “Selling and Marketing Expenses” analysis, below);

•	Regulatory and R&D expenses remained consistent with the prior period (see “Regulatory & R&D Expenses” analysis, below);
•	$2.3 million increase in Administration expenses, primarily a result of:
o	increased headcount and external costs to support a substantially larger Commercial R&D organization in the US;
o	increased compliance, regulatory and statutory costs associated with being a public company following our IPO in June 2014; and
o	share-based compensation related to stock options and RSUs issued to employees and directors.

Costs of Goods Sold

	($AUD in thousands, except percentages)
	6 months Ended
	June 30, 2015 (unaudited)	June 30, 2014 (unaudited)	Change $	Change %
Cost of Goods Sold
Cost of Goods Sold - Product	791	909	(118)	(13.0%)
% of revenues	16.1%	19.3%
Cost of Goods Sold - Facility	2,349	2,511	(162)	(6.5%)
% of revenues	47.7%	53.4%
Cost of Goods Sold - Total	3,140	3,420	(280)	8.2%

Certain amounts and percentages may reflect rounding adjustments.

Costs of Goods Sold – Product

Costs of Goods Sold – Product represents the direct manufacturing costs of the products we sold. These costs decreased by $0.1 million, or 13.0%, for the six months ended June 30, 2015, compared to the same period in 2014. This was due to the substantial growth in the US Production segment this period driving a period on period product mix variance and resulted in the Cost of Goods Sold - Product as a percentage of revenue decreasing from 19.3% in the six months ended June 30, 2014, to 16.1% for the six months ended June 30, 2015.

Costs of Goods Sold – Facility

Cost of Goods Sold - Facility reflects the costs associated with our manufacturing facility.  The small decrease in operational costs ($0.2M) was due to an increase in recovery of manufacturing overhead costs resulting from a higher number of units produced in the first six months of 2015 than the comparable period of 2014.

Selling and Marketing Expenses

	($AUD in thousands, except percentages)
	6 months Ended
	June 30, 2015 (unaudited)	June 30, 2014 (unaudited)	Change $	Change %
Selling and Marketing Expenses	3,432	2,455	(977)	(39.7%)
% of revenues	69.6%	52.3%

Certain amounts and percentages may reflect rounding adjustments.

Selling and Marketing expenses increased $1.0 million, or 39.7%, for the six months ended June 30, 2015 compared to the same period in 2014 as a result of the expansion of our US commercial presence in both our Production Animal and Companion Animal business segments. With the successful results of our Zydax efficacy study and the launch of Glyde Chews and FETCH in the US in September 2015, we expect selling and marketing expenses to continue to increase as we develop our 40-person national Companion Animal sales team and associated support functions.

During the second quarter of 2015 we also expanded our US Production Animal infrastructure by adding a seventh Territory Manager and enhancing our marketing leadership and support functions of our US Production Animal sales team. In addition to utilizing this infrastructure for the anticipated launch of our newly developed mySYNCH program in Q3, 2015, this team would be responsible for marketing our future product pipeline candidates GONADOPRO and PAR061 in future years, if approved by the FDA.

In the future, we expect our sales and marketing capability will enable us to take advantage of growth opportunities through market share acquisition in our new and existing markets and through category expansion from the potential registration of our product candidates while further leveraging our infrastructure and resources now in place.

Regulatory and R&D Expenses

	($AUD in thousands, except percentages)
	6 months Ended
	June 30, 2015 (unaudited)	June 30, 2014 (unaudited)	Change $	Change %
Regulatory and R&D Expenses	565	534	31	(5.8%)
% of revenues	11.5%	11.4%

Certain amounts and percentages may reflect rounding adjustments.

Regulatory spending increased slightly for the six months ended June 30, 2015 as compared to the same period in 2014. The small increase was primarily from additional staffing to support our new product filings. All R&D & Regulatory costs directly associated with the Zydax studies and development work during the six months to June 30, 2015 and 2014 have been capitalized.

In the second half of 2015, we intend on commencing a new, innovative canine clinical trial designed to determine the durability of improvement in Activity Impairment Score from Zydax® in dogs and to continue investment in our pipeline products. As each pipeline opportunity progresses, we will continue to assess the total cost of development to bring them to market.

We believe our R&D processes are cost and time efficient, and are sufficiently precise to determine the feasibility of prospective products. This approach affords us the ability to both progress our current portfolio of pipeline candidates while simultaneously pursuing in-licensing opportunities throughout the remainder of 2015.

Administration Expenses

	($AUD in thousands, except percentages)
	6 months Ended
	June 30, 2015 (unaudited)	June 30, 2014 (unaudited)	Change $	Change %
Administration Expenses	5,166	2,849	2,317	81.4%
% of revenues	104.8%	60.6%

Certain amounts and percentages may reflect rounding adjustments.

Administration expenses increased $2.3 million, or 81.4%, in the six months ended June 30, 2015, compared to the same period in 2014. The increase relates to:

o	increased headcount and external costs to support a substantially larger Commercial R&D organization in the US;
o	increased compliance, regulatory and statutory costs associated with being a public company following our IPO in June 2014; and
o	share-based compensation related to stock options and RSUs issued to employees and directors

Finance Costs and net foreign exchange losses on borrowings

	($AUD in thousands, except percentages)
	6 months Ended
	June 30, 2015 (unaudited)	June 30, 2014 (unaudited)	Change $	Change %
Finance costs	351	5,623	(5,272)	(93.8%)
Net foreign exchange losses on borrowings	-	1,022	(1,022)	n/a

Certain amounts and percentages may reflect rounding adjustments.

Total finance costs and net foreign exchange losses on borrowings decreased $6.3 million, or 94.7%, in the six months ended June 30, 2015 compared to the same period in 2014.

Finance costs and Net foreign exchange losses on borrowings decreased $6.3 million, or 95%, for the six months ended June 30, 2015 compared to the same period in 2014. Finance costs decreased in 2015 predominantly due to the pay down of our previously held $25 million senior debt facility. This facility was in place in the first six months of 2014 but was repaid from the proceeds of our initial public offering, or IPO, in June 2014. Further, non-recurring expenses of $0.3 million in 2014 were associated with our IPO.

At the commencement of the six months ended June 30, 2015, the Company held outstanding debt related to the 2013 Parnell Bonds of $4.3 million, $1.5 million of which were settled in cash during the period and the remaining balance of $2.9 million was extended for a further twelve months on the same terms. In addition, the Company entered into a debt agreement to obtain a USD $11.0 million term loan on June 15, 2015, resulting in approximately $0.2 million in finance related costs.

We incurred no foreign exchange losses on borrowing during the six months ended June 30, 2015 as the 2013 Parnell Bonds and lease liabilities are both denominated in Australian dollars and the term loan is in a USD functional entity.

Other Income

	($AUD in thousands, except percentages)
	6 months Ended
	June 30, 2015 (unaudited)	June 30, 2014 (unaudited)	Change $	Change %
Other Income	4,742	1,268	3,474	274.0%

Certain amounts and percentages may reflect rounding adjustments.

Other Income increased $3.5 million, or 274.0%, in the six months ended June 30, 2015 as compared to the six months ended June 30, 2014.

The increase in other income was primarily driven by management’s re-assessment of contingent provisions associated with supplier obligations. As of June 30, 2015 management determined that a provision was no longer necessary resulting in $2.6 million (2014: $Nil) being recorded in other income. We also recorded $0.4 million (2014: $Nil) in government grants from the Kansas Department of Commerce and $0.3 million (2014: $0.2 million) as part of research and development expenditures in Australia. We also experienced favorable foreign exchange gains of $1.5 million (2014: $1.0 million). This resulted in a total of $4.7 million being recorded in other income for the six months ended June 30, 2015 compared to $1.3 million for the same period ended June 30, 2014.

Income Tax Expense

	($AUD in thousands, except percentages)
	6 months Ended
	June 30, 2015 (unaudited)	June 30, 2014 (unaudited)	Change $	Change %
Income Tax Expense	2	2,980	(2,978)	(99.9%)

Certain amounts and percentages may reflect rounding adjustments.

The income tax expense recorded in the consolidated statement of comprehensive loss decreased approximately $3.0 million during the six months ended June 30, 2015 as compared to the same period in the prior year.

During 2014, management evaluated the evidence bearing upon the potential realization of its deferred tax assets, which primarily consist of net losses carried forward. Based on the analysis, management determined that the Company will not utilize certain tax benefits and accordingly derecognized approximately $3.0 million of deferred tax assets. The elements of unrecognized future tax benefits will be assessed by management going forward and potentially recorded at a point in which management believes they will be utilized.

Adjusted Earnings before Interest, Tax, Depreciation, Amortization and Other Income (EBITDAOI) (a non-GAAP financial measure)

General description of Adjusted Earnings before Interest, Tax, Depreciation, Amortization and Other Income

Adjusted EBITDAOI (a non-GAAP financial measure) is an alternative view of business performance used by the Company, and we believe that investors’ understanding of our performance is enhanced by disclosing this measure.

We report Adjusted EBITDAOI to portray the results of our underlying operations prior to considering certain income statement elements and investing activities.

The executive directors are our chief operating decision makers (“CODMs”) and use the revenues and the segment results (Adjusted EBITDAOI) of the four segments, among other factors, for performance evaluation of both the individual segments and the overall business, as well as for the allocation of resources.

The independent directors and the CODMs believe that Adjusted EBITDAOI represents the results of our underlying operating segments prior to considering certain income statement elements and certain other significant items, which are not directly associated with the activities of the operating segment. We measure our overall performance on this basis in conjunction with other performance metrics. The following are examples of how the Adjusted EBITDAOI measure is utilized:

●	Senior management receives a monthly analysis of our operating results that are prepared with this Adjusted EBITDAOI measure included;

●	The operating segments of our annual budgets are prepared on an Adjusted EBITDAOI basis; and

●	It is used in other goal-setting and performance measurements.

Despite the importance of this measure to directors and the CODM in goal setting and performance measurement, Adjusted EBITDAOI is a non-GAAP financial measure that has no standardized meaning prescribed by IFRS and, therefore, has limitations in its usefulness to investors. Because of its non-standardized definition, Adjusted EBITDAOI, unlike other GAAP measures, may not be comparable to the calculation of similar measures of other companies. Adjusted EBITDAOI is presented to communicate to investors how management currently assesses performance, primarily of our operating segments.

A limitation of the Adjusted EBITDAOI measure is that it provides a view of our operations without including all events during a period and does not provide a comparable view of our performance to other companies. As such, this is not the only measure by which the executive directors may assess performance.

Certain significant items

Adjusted EBITDAOI is calculated based on the profit/(loss) for the period, by adding back depreciation and amortization and by removing three significant items:

●	Net foreign exchange losses/(gains) associated with the translation of foreign currency-denominated indebtedness over time, which are considered to be a direct result of financing activities that are dependent upon fluctuations in foreign currency rates;

●	Other income, which typically includes income from the sale of assets or research and grant income received; and

●	Certain transactions and events where expenses associated with the capital structure of the Company or with certain significant purchase accounting items that result from business combinations and/or asset acquisitions and divestments.

Reconciliation of Adjusted EBITDAOI

A reconciliation of Adjusted EBITDAOI to Loss for the six months ended June 30, 2015 and 2014, as reported under IFRS, is as follows:

	($AUD in thousands, except percentages)
	6 months Ended
	June 30, 2015 (unaudited)	June 30, 2014 (unaudited)	Change $	Change %
Loss for the period	(2,983)	(12,917)	9,934	76.9%
Income tax expense	-	2,980	(2,980)	(100.0%)
Transaction related costs	-	352	(352)	(100.0%)
Depreciation and amortization expense	587	657	(70)	(10.7%)
Finance costs	351	5,623	(5,272)	(93.8%)
Net foreign exchange losses on borrowings	-	1,022	(1,022)	(100.0%)
Other Income	(4,742)	(1,267)	(3,475)	(274.3%)
Adjusted EBITDAOI	(6,787)	(3,550)	(3,237)	(91.2%)

Certain amounts and percentages may reflect rounding adjustments.

Balance Sheet positions as at June 30, 2015 compared to December 31, 2014

Total assets increased by $4.8 million or approximately 10.0% to $53.0 million as at June 30, 2015 compared to $48.2 million as at December 31, 2014. The increase was primarily attributed to a $2.2 million increase in cash and cash equivalents, $0.3 million increase in trade and other receivables related to R&D incentives, $0.3 million increase in inventory, $0.1 million increase in property, plant and equipment, and a $2.0 million increase in intangible assets related to our research and development activities.

Total liabilities increased by $7.8 million or approximately 54.5% as at June 30, 2015 to $22.1 million compared to $14.3 million at December 31, 2014. The increase was primarily attributed to the Company securing a term loan in amount of USD$11 million (AUD$13.6 million, net of borrowing costs) in June 2015. The increase related to the debt facility was partially offset by decreases in accounts payables and employee provisions of $1.6 million, the release of $2.6 million in provisions and a $1.4 million redemption of 2013 Parnell bonds.

Analysis of the consolidated statements of cash flows

	($AUD in thousands)
	Six months ended
	June 30, 2015 (unaudited)	June 30, 2014 (unaudited)
Cash provided by/(used in):
Operating activities	(5,766)	(10,835)
Investing activities	(5,119)	(1,087)
Financing activities	12,089	31,734
Net increase in cash and cash equivalents held	1,205	19,812

Operating Activities

Our net cash outflow from operating activities was $5.7 million in the six months ended June 30, 2015. The outflow in operating cash flows was primarily attributed to:

●	$11.1 million outflow associated with (1) the running of our operations as a result of our increased investment in our commercial infrastructure in the US; (2) the fixed costs associated with the unutilized capacity within our manufacturing facility; (3) our increased investment in primary research and development activities; and (4) $0.3 million in financing costs.

●	The aforementioned cash outflows were offset by an inflow due to (1) $4.3 million in sales revenue collected during the period; (2) increases in payables and provisions of $0.1 million, partially offset by increases in inventory levels and other current assets of $0.2 million; and (3) timing of provisions due to the growth of our business and resultant increases in headcounts.

Investing Activities

Our net cash used in investing activities was $5.1 million for the six months ended June 30, 2015, due to significant investment made in the positive pivotal efficacy clinical trial and Active Product Ingredient (API) development for Zydax during the period, continued investment in the development of our digital technology platforms, mySYNCH and FETCH, and the establishment of our new offices in Overland Park, KS. These were partially offset by the $0.7 million in receipts related to R&D government (or tax) Incentives.

Financing Activities

Cash provided by financing activities for the six-month period ended June 30, 2015 was $12.1 million, attributable to:

•	Net proceeds from a term loan secured in June 2015 of USD$11 million (AUD$13.6 million, net of borrowing costs); and offset by

•	Repayment of $1.5 million on 2013 Parnell bonds.

Liquidity and Capital Resources

Analysis of financial condition, liquidity and capital resources

As of June 30, 2015, we held cash and cash equivalents of $18.0 million.

Management believes that the Company’s current available working capital is adequate to sustain its operations at current levels through at least the next twelve months.

During the first of half of 2015, we have expended more on investing activities primarily associated with Zydax clinical trials and active ingredient development and further expansion of our US business both in Companion and Production Animal, as well as Research and Development on our additional product candidates. Unless there is an increase in future revenues our costs may continue to exceed our revenues as we expand our US Companion Animal business, via the appointment of a 40 people national sales team and associated support functions, and we continue to invest in the development of our product candidate, which could impact our liquidity and may also impact our ability to continue to invest in future product opportunities. Based on the recent successes of the efficacy studies underlying our Zydax product, and the imminent launch of Glyde in the U.S. and strong sales growth in our U.S. Production Animal segment, we are optimistic about future sales growth, particularly upon the drug’s launch in 2016.

The global financial markets have recently undergone and may continue to experience significant volatility and disruption. The timing and sustainability of an economic recovery is uncertain and additional macroeconomic, business and financial disruptions may arise. As markets change, we will continue to monitor our liquidity position. Given the nature and volatility of the market, we obtain minimal assurance that the challenging economic environment will not impact our liquidity and potentially our ability to obtain future financing.

Selected measures of liquidity and capital resources

Historically, we have obtained funding from equity, borrowings and cash provided by operating activities. The following shows our liquidity and capital resources as of the stated periods.

	At June 30, 2015	At December 31, 2014	At June 30, 2014	At June 30, 2013	At June 30, 2012
Cash and cash equivalents	17,988	15,819	20,804	860	78
Trade and other receivables	5,080	4,825	3,411	4,706	2,928
Borrowings, including non-current portion	16,581	4,590	4,287	20,200	11,943
Ordinary Shares	55,343	55,343	55,343	3,104	3,105

Certain amounts may reflect rounding adjustments.

Trade receivables are usually collected over a period of less than 30 days following the due date of each invoice. Our collection of these receipts has historically been strong with bad debts totaling approximately $0.2 million being written off in the last 5 years. In our consolidated statement of financial position as of June 30, 2015, we have no allowance for doubtful debts. While we believe this to be sufficient based on the historical profile of the collection of our account receivables amounts, we may elect to provide for doubtful debts in the future should this profile adversely change. Trade and other receivables increased in the six months ended June 30, 2015 by $0.3 million, which was primarily due to an increase in other receivables of $1.7 million, related to research and development tax incentives receivable from the Australian Taxation Office for the six months ended June 30, 2015. Based on our planned investment, it is expected that as long as the research and development credits are available, future research and development tax incentives will be available, with an amount of $2.3 million recorded as receivable for the year ended June 30, 2015 and $1.6 million recorded as receivable for the six months ended December 31, 2014. The $0.9 million receivable recorded as of June 30, 2014 was collected in February 2015.

2013 Parnell Bonds

The parent entity issued $4.3 million in "2013 Parnell Bonds" between February and September 2013 with an annual cash pay coupon of 10%. The bonds had an initial two year term with repayment initially due between February and September 2015, but may be redeemed earlier by the Company.  On May 20, 2014, in association with our IPO, all bondholders, at the option of the Company, exercised their stapled warrant for share consideration. The amount of share consideration was the number of bonds x 0.0000004% of the fully diluted share capital of the Company, as of the date of exercise.

The warrants stapled to the 2013 Parnell Bonds converted into 140,075 ordinary shares of the Company. Subsequent to this conversion, no further warrant obligations exist within the Company.

At the expiration of the initial term (2 years) in 2015. Bondholders were invited to extend the maturity of their bonds with the same coupon for 12 months. Holders of $1.5 million of the 2015 Bonds elected to be redeemed with the remaining $2.9 million extending for 1 year.

SWK Holdings LLC Term Loan

In January 2014, we entered into a credit agreement with a U.S. based lender, SWK Holdings LLC, for a USD$25.0 million senior secured credit facility. The credit facility was utilized to refinance our previous senior debt facility of USD$9.9 million with Partners For Growth, LLC, which was due to mature in June 2014, and to redeem USD$4.0 million of 2011 Convertible Bonds that were due to mature in March 2014. USD$2.0 million was also paid to Partners for Growth III, L.P. to buy back a warrant attached to their facility. In addition, holders of $2.0 million of the 2011 Convertible Bonds chose to convert their bonds into ordinary shares of the parent entity.

In June 2014, the Company repaid the SWK facility USD$25.0 million, plus of interest of USD$1.7 million from the proceeds of the initial public offering.  The unamortized borrowing costs of approximately $1.3 million were charged to expense upon extinguishment of the debt.  As at June 30, 2014, all registered mortgages associated with the SWK credit facility and the 2011 have been released.  The 2013 Parnell Bonds still hold a mortgage over all assets of the Company.

MidCap Term Loan

In June 2015, the Company entered into a non-dilutive $USD11 million term loan agreement with MidCap Financial.  The Company intends to use the proceeds of the loan for the expansion of our Companion Animal sales team in the US and general company purposes.

The Term Loan has a 45-month term, being interest only for the first 18 months and straight-line amortization for the remaining 27 months.  Parnell is able to extend the interest only period to the first 24 months of the term loan upon achieving certain revenue targets as stipulated in the agreement. Interest on the outstanding balance is payable monthly in arrears at an annual rate of the one month LIBOR plus 7.45% subject to a LIBOR floor of 0.50%, current rate of 7.95%.  The Term Loan has no warrant coverage and is secured by substantially all of the Company’s assets.

Covenants imposed by the lender include various customary negative covenants and require that the Company maintain various levels of trailing twelve-month revenues that increase over the term of the loan. As of June 30, 2015, and for the period from the start of the loan to the period end date, the Company was in compliance with all covenants.

As of June 30, 2015 the only outstanding borrowings were associated with the aforementioned MidCap Term Loan and remaining 2013 Parnell Bonds.

Initial Public Offering

On April 28, 2014, the shareholders and the directors of the Company approved a ten-for-one consolidation of shares, which had the effect of a reverse share split that became effective on June 6, 2014, when the Australian Securities and Investments Commission (ASIC) altered the registration details of the parent entity. All share, per share and related information presented in these consolidated financial statements and accompanying footnotes has been retroactively adjusted, where applicable, to reflect the impact of the reverse share split.

On June 18, 2014, the Company completed an initial public offering of 5,000,000 shares on the NASDAQ at a share price of USD$10.00 per share resulting in gross proceeds of AUD$53.1 million (USD$50.0 million).  The proceeds were partially offset by commissions and issuance costs of AUD$5.7 million for net proceeds of AUD$47.4 million.

Future Funding Requirements

We generate free cash flow from our operating segments and in all cases, other than our contract manufacturing segment and our US Companion Animal business, our individual business units are profitable.  Our manufacturing facility is only operating at 25% capacity which means we do not recover approximately $4 million in overhead annually.  We anticipate that in the future this will change as our own revenues (and hence manufacturing requirements) increase and as we pursue contract manufacturing.  We are also investing in establishing our Companion Animal commercial infrastructure in the US in anticipation of our Companion Animal product launches, and, as such, our expenditures on facilities, administration, and Companion Animal marketing and digital technology development are all higher than in previous years and are expected to remain so until the launch of Glyde and Zydax, assuming these launches are successful.  We are also investing in our pipeline product candidates including additional clinical studies to assess durability of effect of Zydax and manufacture of the active ingredient for Zydax for the US and Europe.  All of these potential growth-related investments mean that we anticipate that we will continue to incur net losses through at least 2016.

As of the date of the filing of this Form 6-K, based on  our revenue sources from our five marketed products, our anticipated growth-related investments, and our existing cash and cash equivalents, we expect to fund our operations through at least the current period ending December 31, 2015.  Our operating plans may change as a result of many factors and we may seek additional funds through public or private equity, debt financings or other sources, such as strategic collaborations and partnering arrangements.  Such financing may result in dilution to stockholders, imposition of debt covenants and repayment obligations, or other restrictions that may affect our business.  In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current and future operating plans.  Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the risk factors disclosed in our previous filings.

Our future capital requirements depend on many factors, including but not limited to:

☐	The results of our target animal studies for our current and future product candidates;
☐	The amount and timing of any milestone payments or royalties we must pay pursuant to our current or future license agreements or collaboration agreements;
☐	The timing of, and costs involved in, obtaining regulatory approvals for any of our current or future product candidates;
☐	The upfront and other payments, and associated costs, related to our identification, acquisition and in-licensing of new product candidates;

☐	The number and characteristics of the product candidates we pursue;
☐	The scope, progress, results and costs of researching and developing any of our current or future product candidates and conducting target animal studies;
☐	Our ability to partner with companies with established presence in Europe to provide our products in that market;
☐	Whether we acquire any other companies, assets, intellectual property or technologies in the future;
☐	The cost of commercialization activities, if any of our current or future product candidates are approved for sale, including marketing, sales and distribution costs;
☐	The cost of manufacturing our current and future product candidates and any products we successfully commercialize;
☐	Our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such agreements;
☐	The costs of attracting and retaining skilled personnel;
☐	The costs associated with being a public company; and
☐	The costs involved in preparing, filing, prospecting, maintaining, defending and enforcing patent claims or other legal proceedings including litigation costs and the outcome of such litigation.

Research and Development, Patents and Licenses, etc.

The Company is a fully integrated pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions and performs substantial research and development projects to develop candidate products and improve current products.  Our research and development policy is described below.

Research expenditure is recognized as an expense as incurred. Costs incurred on development projects (relating to the design and testing of enhancements or extensions of products) are recognized as intangible assets when the Company can demonstrate all of the following:

-	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
-	the intention to complete the intangible asset and use or sell it;
-	the ability to use or sell the intangible asset;
-	how the intangible asset will generate probable future economic benefits;
-	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
-	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The Company usually considers the criteria met for recognizing an intangible asset when a regulatory filing has been made in a major market and approval is considered probable.

The expenditure capitalized comprises all directly attributable costs, including costs of materials, services, direct labor and an appropriate proportion of overhead. Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight-line basis over its useful life, which is estimated at 10 years.

Research and development costs of $3.0 million for the six months ended June 30, 2015 were capitalized with $2.7 million of this relating to the completion of the Zydax efficacy trials and costs associated with the further development of the active ingredient. Research and development costs, both direct and indirect, of approximately $0.8 million were expensed during the six-months ended June 30, 2015.

Research and development costs of approximately $3.8 million, $1.6 million, $1.7 million and $1.2 million were capitalized in the periods ended December 31, 2014, June 30, 2014, 2013 and 2012.  Research and development costs of approximately $0.3 million $0.6 million, $1.5 million and $0.7 million were expensed for the periods ended December 31, 2014, June 30, 2014, 2013 and 2012

Trend Information

Our current growth plans are centered in the very near term around our Companion Animal portfolio.  We intend to launch Glyde and Zydax in the US and European markets.  In the first half of 2015, we announced positive results of our pivotal efficacy clinical trial on Zydax.  This outcome allows us to file the Efficacy Technical Section with the Center for Veterinary Medicines, or CVM in quarter three, 2015.  In addition, we will also file the Chemistry and Manufacturing Controls, or CMC section for Zydax in the same quarter and based on a two-review cycle of both sections, if deemed acceptable by the CVM, then we could expect to launch Zydax in the US and Europe in approximately quarter three 2016.  Additionally, we intend to commence a new, innovative canine clinical trial designed to demonstrate the durability of improvement in Activity Impairment Scores after treatment with Zydax in dogs to enhance our regulatory filings and commercialization activities and to commence clinical trials to support the extension of our Zydax franchise to Cats and Horses in major markets. We are also in the final stages of establishing a 40-people strong national Companion Animal sales team in the US to prepare for this potential launch and prior to this the team will also begin selling Glyde and launching FETCH in the second half of 2015. We also plan to advance discussions regarding the appointment of a marketing partner for Zydax and Glyde for Europe, Asia and Latin America

In addition to our marketed products, we expect to focus our product development efforts on our portfolio of pipeline product candidates: PAR081 (anesthetics), PAR101 (metabolic disease), PAR121 (orthopedics) and PAR122 (dermatology), PAR061 (mastitis) and Gonadapro (reproduction).  . In the second half of 2015, we intend to focus on commencing development of clinical trial materials for PAR121 and PAR122 and commence formulation development studies for PAR081. We also intend to explore further in-licensing and acquisition opportunities. We are currently exploring various in-licensing and acquisition opportunities spanning various disease states, species and stages of development and potential contract manufacturing, but no definitive agreements have been concluded at this point.

We believe that our planned allocation of resources over the next five years will give us a strong focus on growth opportunities in the multi-billion dollar pet market. Future investment in our pipeline product candidates will allow us to deliver solutions to unmet animal health needs through geographical and category expansion of the OA and reproductive hormone markets and by entering new therapeutic areas that we believe offer significant opportunities. We expect to utilize our currently available spare capacity in our sterile manufacturing facility to efficiently manufacture our products.

During the period ended June 30, 2015, we have continued to invest in our fully-integrated pharmaceutical value chain, specifically in our U.S.-based sales and marketing operation and the running costs associated with our FDA-inspected sterile manufacturing facility. This operational investment, in addition to the previously incurred capital expenditure, provides us with the unique infrastructure to continue to grow our current products within the markets in which we already operate while allowing us to take advantage of additional growth prospects from our pipeline product candidates, further geographical expansion, further contract manufacturing opportunities and future in-licensing or acquisition opportunities.

The disclosure set forth in Item 5.A of the Form 20-F for the period ended December 31, 2014 as filed with the SEC on February 27, 2015 further discusses trend information and is incorporated herein by reference.

Off-Balance Sheet Arrangements

We do not currently use off-balance sheet arrangements for the purposes of credit enhancement, investment or other financial purposes.

In the ordinary course of business and in connection with the sale of assets and businesses, we may indemnify our counterparties against certain liabilities that may arise in connection with a transaction or that are related to activities prior to a transaction. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications generally are subject to threshold amounts, specified claim periods and other restrictions and limitations. Historically, we have not paid significant amounts under these provisions and, as of June 30, 2015, there are no recorded amounts for these arrangements.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and other commercial commitments at June 30, 2015, as well as the effect these obligations and commitments, specifically long-term debt and lease obligations, are expected to have on our liquidity and cash flow in future periods:

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Long-Term Debt Obligations	20,433,941	4,376,161	11,161,730	4,896,050	-
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligations	9,445,458	1,112,138	2,316,572	2,381,589	3,635,159
Total contractual obligations	29,879,399	5,488,299	13,478,302	7,277,639	3,635,159

Exhibits

Exhibit No.	Description
99.1	Press Release Announcing Financial Results for the Six-Month Period Ended June 30, 2015
99.2	Press Release Announcing Appointment of Peter A. Croden to Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Parnell Pharmaceuticals Holdings Ltd

	By:	/s/ Robert Joseph
Name: Robert Joseph
Title: President and CEO
Date: August 11, 2015